UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 151 OF THE SECURITIES RULES;
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. Reporting Issuer

CREO INC.
3700 Gilmore Way
Burnaby, British Columbia V5G 4M1

("Creo" and/or "the Company")

2. Date of Material Change

September 11, 2003

3. Press Release (copy attached)

Date of Issuance: September 15, 2003

Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

Creo Inc. has announced that it will manufacture, sell and support its own thermal printing plate. Creo intends to acquire its own manufacturing capacity for lithographic printing plates to augment contracted capacity from third-party manufacturers.
  Full Description of Material Change

Creo has announced that it will manufacture, sell and support its own thermal printing plate. The Creo Positive Thermal Plate ("PTP") uses the Company's own plate technology and is now commercially available in North America and Europe. The plates utilize proven plate technology developed over the last several years, verified in production and supported by a comprehensive intellectual property portfolio. Several manufacturers have been licensed to produce Creo plates in various regions of the world and to supply those plates to Creo for global distribution to Creo customers. Creo will use its existing channels and global service infrastructure for the sale, distribution and support of its printing plate.

Creo has also announced its intention to acquire its own manufacturing capacity for lithographic printing plates to augment contracted capacity from third-party manufacturers. On September 11, 2003, Creo's board of directors approved the acquisition of a plate production facility located in Pietermaritzburg, South Africa, from First Graphics (Pty) Limited ("FGL"), a South African company. Creo will purchase from FGL all the issued and outstanding shares of its plate-manufacturing subsidiary, First Graphics Manufacturing (Pty) Ltd. ("FGML") and certain related assets including land, buildings and fixtures for an aggregate purchase price of US$11.25 million (subject to adjustment if, prior to completion, certain specified liabilities of FGML have not been discharged) payable as to US$10.5 million on completion of the purchase (to occur no later than November 30, 2003) and US$750,000 on the first anniversary of such completion. The acquisition is subject to the execution of a definitive agreement between Creo and FGL and receipt of any required statutory and regulatory approvals in South Africa. The Pietermaritzburg facility (employing approximately 150 people, 80 kilometers north of Durban) has a modern, recently installed plate manufacturing line that that has been producing the Creo plate for some time.

In connection with the transaction:
    Creo will agree to supply FGL with up to 1.5 million square meters of conventional plates per year, provided that Creo has sufficient capacity in its South African facilities. Creo will provide at least six months' notice of termination of such supply; and
    Creo will appoint FGL as a distributor or its thermal plates in South Africa (and such other territories as may be agreed to by the parties) for as long as FGL remains a distributor of Creo's thermal imaging equipment in South Africa.

The Creo plates will be produced through a combination of wholly-owned and outsourced manufacturing. The total capacity from these arrangements is sufficient to meet anticipated demand for Creo plates for some time.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:

Paul Kacir
Corporate Secretary
3700 Gilmore Way
Burnaby, British Columbia
Telephone: (604) 453-4343
Facsimile: (604) 451-2711

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia, this 17th day of September, 2003.

CREO INC.

Per: "Paul Kacir"
(Authorized Signatory)

Paul Kacir - Corporate Secretary
(Print Name and Title)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: September 24, 2003